FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
______________
(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s launches Redotil, a novel drug for diarrhea,” April 2, 2004.
(2)	Notice to Stock Exchange, “Board meeting for audited financial results,” April 6, 2004.
(3)	Press Release, “Dr. Reddy’s launches Dutas for treatment of enlarged prostate,” April 19, 2004.
(4)	Press Release, “Dr. Reddy’s Foundation starts training center for unemployed youth in Vietnam,” April 27, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s launches Redotil, a novel drug for diarrhea

Hyderabad, India, April 2, 2004:

Dr. Reddy’s Laboratories (NYSE:RDY) has launched Redotil (racecadotril), the first anti-hypersecretory agent for the management of acute diarrhea in India. The product will be available as 100 mg capsules.

Commenting on the launch, Mr Jaspal Singh Bajwa, President, Branded Formulations business, Dr. Reddy’s, said, “Redotil addresses a critical need of the medical fraternity across the country. Redotil’s unique mechanism of action and quick control of diarrhea makes it a novel drug in this therapeutic category.”

Diarrhea is one of the leading causes of morbidity and mortality in infants and children, worldwide. About 1 million diarrhea-related deaths occur each year in South East Asia. For Dr. Reddy’s this product is an important addition to its gastrointestinal product portfolio. Two of the leading gastrointestinal brands of Dr. Reddy’s are Omez (omeprazole) and Econorm (saccharomyces boulardii).

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Media:
R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Notes to Editor:

1. Racecadotril is the first of a new class of anti-diarrhoeal agents (an enkephalinase inhibitor) with a highly specific anti-secretory action. It works through a novel mechanism of action. By inhibiting the action of enkephalinase, which causes hypersecretion, it produces an antidiarrheal effect.

2. The plain anti-diarrheal market in India is estimated to be about Rs.46 crore with a growth 4% every year.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Notice to Stock Exchange

April 6, 2004

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
National Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Sub: Board meeting for audited financial results.

Dear Sir,

Pursuant to clause 41 of the listing agreement, we hereby intimate you that the company will announce and publish the audited annual results of the company instead of unaudited results.

The date of Board meeting for consideration of audited financial results will be communicated separately.

Kindly take the above information on record.

With regards,

/s/ V Viswanath

V Viswanath
Company Secretary

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s launches Dutas for treatment of enlarged prostate.

Hyderabad, India, April 19, 2004:

Dr. Reddy’s has launched Dutas (generic name: dutasteride), for the treatment of enlarged prostate. Dr. Reddy’s is the first company to launch this drug in India.

Symptomatic enlarged prostate affects around 55% of men over the age of 50 and almost 90% over the age of 70 worldwide. In India there are over 77 million men over the age of 60 who are affected by this disease. It is a progressive disease with obstructive urinary symptoms that worsen with age. Until about ten years ago, the only treatment was surgery. The medical management of symptomatic enlarged prostate is now well established and offers the convenience of oral treatment as opposed to surgery.

Commenting on the launch, Mr Jaspal Singh Bajwa, President, Branded Formulations business, Dr. Reddy’s, said, “Dr. Reddy’s was the first company to introduce medical management of symptomatic enlarged prostate in India with the launch of its brand Finast (generic name: finasteride) in 1996. Dutasteride addresses the medical need of not only managing the symptoms but also helps in arresting disease progression”.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Notes to the Editor
The enlargement of the prostate gland is caused by dihydrotestosterone(DHT) which is converted from the male sex hormone testosterone by the enzyme 5 alpha reductase. Dutasteride by blocking this enzyme provides a near total suppression of DHT and thereby helps in reduction of symptoms due to enlarged prostate.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Foundation starts training center for unemployed youth in Vietnam

Hyderabad, India, April 27, 2004:

Dr. Reddy’s Foundation, the social arm of Dr. Reddy’s Laboratories, has started a Livelihood Advancement Business School (LABS) center in Hanoi, Vietnam in partnership with Plan International. This is the first LABS center to be set up outside India.

Livelihood Advancement Business School is a programme of Dr. Reddy’s Foundation. The programme was started with the objective of providing unemployed youth from economically weak backgrounds access to new economy jobs. Since the inception of LABS in the year 2000 over 12,500 youth have been trained and employed. The programme, which was initially started in Hyderabad, has now been extended across India. The Foundation operates 14 LABS centers across India in Bangalore, Chennai, Mumbai and Delhi and in various towns across Andhra Pradesh. It will be extended very soon across the states of Maharashtra and Karnataka.

The Hanoi LABS center is operational and currently 124 students are undergoing training in the first batch. The training courses offered include IT Enabled Services, Hospitality (Hotel industry), Customer Relations and Sales.

Nalini Gangadharan, Executive Director, Dr. Reddy’s Foundation said, “We are very excited about the launch of the first international LABS training center at Hanoi, Vietnam. It is a significant milestone in our efforts to reach and empower unemployed youth across the world. It reaffirms our belief that the LABS model is adaptable to any livelihood development situation”.

The Dr. Reddy’s Foundation was started in the year 1996 as part of Dr. Reddy’s Laboratories corporate social responsibility. The objective of the Foundation is to develop self-sustainable social development models. It has done this successfully by forging partnerships between funding organizations, governmental bodies, companies, business leaders and individuals. Another successful programme of the Foundation, is the Child and Police (CAP) programme. The CAP programme, which was started in 1996, focuses on rehabilitating working children and putting them back in school. The Foundation collaborates with the local community, the government and the police as part of the CAP programme.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: May 6, 2004	By:	/s/ V. Viswanath

(Signature)*
V. Viswanath
Company Secretary

* Print the name and title of the signing officer under his signature.